Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

             Dynasil Announces Fiscal Year 2006 Results

WEST BERLIN, N.J.- December 12, 2006 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced results of operations for the fiscal year ended September 30, 2006. Dynasil is a fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries. Through its subsidiary, Optometrics Corporation, it is a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems.

Revenues for the quarter ended September 30, 2006 were $1,889,226, an increase of 19% over revenues of $1,581,096 for the quarter ended September 30, 2005. Net profit for the quarter ended September 30, 2006 was $213,260 or $.05 per share compared with a net profit of $98,134 or $.02 per share for the quarter ended September 30, 2005.

Revenues for the 12 months ended September 30, 2006 were $6,936,631, an increase of 37% over revenues of $5,078,436 for the 12 months ended September 30, 2005. Net profit for the 12 months ended September 30, 2006 was $460,156 or $0.10 per share compared with a net profit of $173,019 or $0.04 per share for the 12 months ended September 30, 2005. The largest drivers for the 166% profitability increase were revenue increases in both business units, having Optometrics as part of Dynasil for the full year and gross margin increases for optical materials.

On October 2, 2006, Dynasil Corporation acquired 100% of the stock of Evaporated Metal Films Corporation ("EMF") in Ithaca, NY. EMF provides optical thin-film coatings for a broad range of application markets including display systems, optical instruments, satellite communications and lighting. EMF's results will be included in Dynasil's results starting in the first quarter of 2007. EMF is expected to increase Dynasil revenues by 40-50% in 2007.

"We are pleased with the 37% revenue increase and 166% net income increase for fiscal year 2006. Optometrics has had a major positive impact on Dynasil and we continue to implement process improvements which have helped us deliver the higher revenues and profitability." said Craig T. Dunham, President and CEO. "The acquisition of EMF is an exciting step in the execution of our strategy of profitable growth from our optical businesses and by pursuing strategic acquisitions. EMF is a fit with our markets and customers and has strong people and capabilities." added Mr. Dunham.

About Dynasil: Founded in 1960, Dynasil Corporation of America is a manufacturer of optical components, optical materials, and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets

                                      September 30  September 30
                                         2006         2005
                                      ----------   -----------
              ASSETS

Current assets
   Cash and cash equivalents           $352,139      $308,210
   Accounts receivable                1,086,394       877,375
   Inventories                        1,131,648       842,149
   Other current assets                 190,457       124,548
                                      ----------   -----------
      Total current assets            2,760,638     2,152,282

Property, plant and equipment, net      626,790       744,764

Other assets                             78,812        87,735
                                      ----------   -----------
      Total Assets                    $3,466,240    $2,984,781
                                      ==========   ===========

  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
   Note payable to bank- Line of       $190,000      $250,000
     credit
   Current portion of long-term          72,482       184,403
     debt
   Accounts payable                     390,110       322,094
   Accrued expenses and other           368,977       232,476
     current liabilities
                                      ----------   -----------
      Total current liabilities       1,021,569       988,973

Long-term debt, net                     593,889       592,712

Stockholders' Equity                  1,850,782     1,403,096
                                      ----------   -----------
Total Liabilities and                 $3,466,240    $2,984,781
Stockholders' Equity                  ==========   ===========


Dynasil Corporation of America and Subsidiaries
Consolidated Statement of Operations


                                   Three Months Ended    Twelve Months Ended
                                      September 30           September 30
                                     2006       2005        2006       2005
                               ----------   ---------    ---------   ---------

Sales                          $1,889,226  $1,581,096  $6,936,631  $5,078,436

Cost of Sales                   1,193,602   1,019,726   4,500,791   3,519,845
                               ----------   ---------    ---------   ---------
Gross Profit                      695,624     561,370   2,435,840   1,558,591

Selling, general and              484,617     464,294   1,911,283   1,341,834
administrative
                               ----------   ---------    ---------   ---------

Income (Loss) from Operations     211,007      97,076     524,557     216,757

Interest expense - net           (15,702)     (14,916)    (64,376)    (54,488)
                               ----------   ---------    ---------   ---------

Income (Loss) before Income      195,305       82,160     460,181      162,269
Taxes

Income Tax (expense) benefit      17,955       15,974         (25)      10,750
                               ----------   ---------    ---------   ---------

Net Income                      $213,260      $98,134     $460,156    $173,019
                               ----------   ---------    ---------   ---------
Net Income per share
   Basic                          $0.05        $0.02        $0.10       $0.04
   Diluted                        $0.03        $0.02        $0.07       $0.03